Filed by Altabancorp

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Altabancorp

Commission File No.: 001-37416

On July 23, 2021, the following communication was sent via email to employees of Altabank, the wholly-owned operating bank subsidiary of Altabancorp.

July 23, 2021

Dear Associates –

As previously announced and subject to certain customary closing conditions, the Company is to be acquired by Glacier Bancorp, Inc. Joining the Glacier family of banks gives us the opportunity to compete with anyone, anywhere in our market, while maintaining our community bank high-touch culture. Shareholder approval is one of the closing conditions for the acquisition. As such, the Company is convening a special meeting of shareholders virtually on August 31, 2021, at 8:00 a.m. to request approval of the proposed acquisition.

All eligible participants in the Employee Stock Ownership Plan are shareholders of our Company. Each of you as a shareholder has the opportunity to participate in our special meeting of shareholders to vote on the proposed acquisition.

In just a few days, you will receive copies of the Company’s Proxy Statement relating to the proposed acquisition in the mail and be able to obtain copies of such materials free of charge at the SEC’s website (www.sec.gov). The Proxy Statement provides notice of the special meeting of shareholders and contains three proposals on which shareholders are being asked to vote. We encourage you to review the Proxy Statement carefully to understand the proposals.

The proposals are: (1) a vote to approve the acquisition between Glacier Bancorp, Glacier Bank, Altabancorp, and Altabank; (2) a non-binding vote to approve the compensation that may become payable to executive officers as part of the acquisition; and (3) a vote to approve an adjournment, if necessary or appropriate, of the special shareholder meeting to allow the Company to solicit additional votes for approval of the acquisition.

These are important matters for us. The Company and its Board of Directors encourage shareholders to vote “FOR” each of the three proposals. We encourage you to cast your vote by visiting www.proxydocs.com/ALTA. Click on the “voting” tab in the upper right hand corner. You will need your control number found in the shaded grey box on the proxy card mailed with your copy of the Proxy Statement.

We are pleased to invite you to attend the Company’s special meeting of shareholders to be held on August 31, 2021, at 8:00 a.m. MT. Detailed instructions for registration can be found in the notice of special shareholder meeting that accompanies the Proxy Statement.

It is a privilege for me to work each day with each of you, and I sincerely appreciate all of your efforts to serve our clients.

Warm Regards,

Len E. Williams | President & Chief Executive Officer

Caution Regarding Forward-Looking Statements

This communication may contain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of the Company and GBCI, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: (i) changes in general economic, political, or industry conditions; (ii) the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and the business, results of operations, and financial condition of the Company and GBCI; (iii) uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board; (iv) volatility and disruptions in global capital and credit markets; (v) movements in interest rates; (vi) reform of LIBOR; (vii) impacts of existing and increasing governmental regulation and related costs and liabilities; (viii) the potential existence of significant deficiencies or material weakness in our internal control over financial reporting; (ix) increased competition in the markets of the Company and GBCI; (x) the success, impact, and timing of business strategies of the Company and GBCI; (xi) the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations; (xii) the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); (xiii) the failure to obtain shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all or other delays in completing the transaction; (xiv) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; (xv) the outcome of any legal proceedings that may be instituted against the Company or GBCI; (xvi) the possibility that the proposed transaction may be less accretive than expected, or may be dilutive, and the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where the Company and GBCI do business; (xvii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (xviii) diversion of management’s attention from ongoing business operations and opportunities; (xix) potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; (xx) the dilution caused by GBCI’s issuance of additional shares of its capital stock in connection with the transaction; (xxi) the existence of unforeseen liabilities of the Company or GBCI; and (xxii) other factors that may affect the future results of the Company and GBCI. Additional factors that could cause results to differ materially from those described above can be found in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, as amended, and in its subsequent Quarterly Reports on Form 10-Q, including in the respective Risk Factors sections of such reports, as well as in subsequent SEC filings, each of which is on file with the SEC and available in the “Investor Relations” section of the Company’s website, www.altabancorp.com, under the heading “SEC Filings” and in other documents the Company files with the SEC, and in GBCI’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequent Quarterly Reports on Form 10-Q, including in the respective Risk Factors sections of such reports, as well as in subsequent SEC filings, each of which is on file with and available in the “Corporate Information” section of GBCI’s website, www.glacierbancorp.com, under the heading “SEC Filings” and in other documents GBCI files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither the Company nor GBCI assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Additional Information and Where to Find It

This communication is being made in respect of a proposed business combination involving the Company and GBCI. In connection with the proposed transaction, GBCI has filed with the SEC a Registration Statement on Form S-4 that included a preliminary proxy statement of the Company and that will also constitute a prospectus of GBCI. The preliminary proxy statement/prospectus and this communication are not offers to sell GBCI securities, are not soliciting an offer to buy GBCI securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval. The definitive proxy statement/prospectus will be mailed to shareholders of the Company.

THE COMPANY AND GBCI URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by the Company (when they become available) may be obtained free of charge on the Company’s website at www.altabancorp.com or by directing a written request to Altabancorp, 1 East Main Street, American Fork, Utah 84003, ATTN: Corporate Secretary. Copies of documents filed with the SEC by GBCI (when they become available) may be obtained free of charge on GBCI’s website at www.glacierbancorp.com or by directing a written request to Glacier Bancorp, Inc., 49 Commons Loop, Kalispell, Montana 59901, ATTN: Corporate Secretary.

Participants in the Solicitation

Each of the Company, GBCI and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of the Company’s shareholders in connection with the proposed transaction and information regarding the identity of the participants and their direct or indirect interests in the transaction, by security holdings or otherwise, will be set forth in the proxy statement/prospectus described above when filed with the SEC. Additional information regarding the Company’s executive officers and directors is included in the Company’s Amendment No. 1 to its Annual Report on Form 10-K, which was filed with the SEC on April 29, 2021. Additional information regarding GBCI’s executive officers and directors is included in GBCI’s definitive proxy statement, which was filed with the SEC on March 16, 2021. You can obtain free copies of these documents using the information in the paragraph immediately above.